Exhibit 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Six Months Ended June 30, 2007
Fixed charges:
Interest expense*	$255
Estimated interest portion of rents	15
Total fixed charges	$270

Income:
Income from continuing operations before income taxes	$581
Fixed charges	270
Adjusted income	$851

Ratio of income to fixed charges	3.15

* Excludes interest expense related to unrecognized tax benefits.